Exhibit 4.1

Binding Letter Agreement

between

AAVnerGene Inc. and Klotho Neurosciences, Inc.

Effective Date: August 6, 2025

This Binding Letter Agreement (“Agreement”) is entered into as of the Effective Date by and between Klotho Neurosciences, Inc. (“Klotho”) and AAVnerGene Inc. (“AAVnerGene”) (collectively, the “Parties”), and sets forth the initial terms governing their collaboration related to AAVnerGene’s proprietary AAVone platform technologies for the development of Klotho’s gene therapy programs.

This Agreement is entered into in reliance on and subject to the terms outlined in the Term Sheet executed by the Parties on July 16, 2025, which is attached hereto as Appendix A and incorporated herein by reference. The Parties acknowledge and agree that this Agreement is legally binding and intended to serve as an interim framework to initiate development activities, facilitate payments, and enable the negotiation of a definitive License and Supply Agreement.

Phase 1 – Delivery and Evaluation (Binding)

1.	Initiation of Work. Upon execution of this Letter Agreement, AAVnerGene shall commence the production and delivery of the second-generation AAV construct, designated AAVone, for KLTO-101 and KLTO-202, in accordance with the Scope of Work set forth in the Term Sheet attached hereto as Appendix A. The Parties shall jointly prepare and execute a detailed Work Order outlining the specific activities to be performed by AAVnerGene for Klotho. Such Work Order shall be incorporated into this Agreement as Appendix B, and shall specify the responsibilities of each Party, the scope of services to be provided by AAVnerGene, and the associated deliverables. Additionally, Klotho shall provide a copy of its Certificate of Analysis (“COA”), which shall be attached hereto as Appendix C.

2.	Payments. Klotho shall pay to AAVnerGene (i) the Part I service fees outlined in the Term Sheet (Appendix A) for the scope of work detailed in the Work Order (Appendix B) and (ii) the full Upfront License Payment associated with KLTO-101 and KLTO-202, as defined in the Term Sheet. These payments shall be made within ten (10) business days of the Effective Date.

3.	Option to License. AAVnerGene hereby grants to Klotho an exclusive option to enter into a License and Supply Agreement covering the AAVnerGene AAVone technology for the development, manufacture, and commercialization of KLTO-101, KLTO-202, and KLTO-303.

4.	Evaluation Period. Upon delivery of the KLTO-101 and KLTO-202 constructs and all associated deliverables specified in the Work Order, Klotho shall have fifteen (15) days to evaluate the materials and notify AAVnerGene in writing of its decision to exercise the License Option.

5.	Refund Provision. If Klotho does not exercise the License Option during the Evaluation Period for any reason other than failure to meet agreed product specifications in the Work Order, AAVnerGene shall refund 40% of the Upfront License Payment to Klotho within thirty (30) days of receiving written notice of non-exercise. If Klotho does not exercise its License Option due to the failure to deliver product meeting specifications as outlined in the Work Order, AAVnerGene shall refund 80% of the Upfront License Payment to Klotho within thirty (30) days of receiving written notice of non-exercise.

6.	Negotiation of Definitive Agreement. Upon execution of this Letter Agreement, the Parties shall immediately commence good faith negotiations of a definitive License and Supply Agreement, which shall incorporate the terms set forth in the Term Sheet (Appendix A). The Parties shall use commercially reasonable efforts to finalize such agreement within ninety (90) days of the Effective Date of this Letter Agreement, so that it is fully negotiated and in final form for execution immediately upon Klotho’s notice of whether it elects to exercise its exclusive license option. Once the negotiated, the mutually agreed and negotiated License and Supply Agreement will be attached as Appendix D.

Phase 2 – License Execution and Launch Preparation

If Klotho exercises its license option and executes the definitive License and Supply Agreement:

1.	The Parties shall be bound by the terms of such agreement, including the scope of work outlined in Parts II, III, and IV of the Term Sheet.

2.	As described in the Term Sheet and the License and Supply Agreement, AAVnerGene will complete all required technology transfer activities to Klotho’s designated CDMO and support Klotho’s transition to clinical development.

Phase 3 – Commercialization

Upon successful development and regulatory approval:

1.	AAVnerGene shall manufacture and supply licensed AAVone-based materials for commercial use.

2.	Klotho (or its designated commercialization partner) shall market and sell finished gene therapy products.

3.	Klotho shall pay to AAVnerGene royalties on net sales of licensed products, as specified in Part V of the Term Sheet and incorporated into the License and Supply Agreement.

General Provisions

This Agreement shall be binding and enforceable upon execution by both Parties and shall remain in effect unless terminated by mutual written agreement or superseded by the definitive License and Supply Agreement.

This Agreement may be executed in counterparts, including via electronic signature, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Any notices under this Agreement shall be sent to the respective addresses of the Parties as set forth below or as otherwise designated in writing.

Signature Page

IN WITNESS WHEREOF, the Parties have executed this Binding Letter Agreement as of the Effective Date.

By:	AAVnerGene Inc. Dr. Daozhan Yu	By:	Klotho Neurosciences, Inc. Dr. Joseph Sinkule
Signature:	/s/ Dr. Daozhan Yu	Signature:	/s/ Joseph Sinkule
Title:	CEO and Founder	Title:	CEO and Founder
Date:	August 6, 2025	Date:	August 6, 2025

Appendix A – Executed Term Sheet between Klotho and AAVnerGene (Dated July 16, 2025)

Appendix B – Detailed Work Order

Appendix C – Klotho Certificate of Analysis

Appendix D – License and Supply Agreement

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